January 10, 2025

Ismini Panagiotidi
Chief Executive Officer
Icon Energy Corp
17th km National Road
Athens-Lamia & Foinikos Str.
14564, Nea Kifissia
Athens, Greece

        Re: Icon Energy Corp
            Draft Registration Statement on Form F-1
            Submitted December 31, 2024
            CIK No. 0001995574
Dear Ismini Panagiotidi:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Filana Silberberg